Exhibit 4.20

EXECUTIVE SERVICES AGREEMENT

This agreement ("the Agreement") is entered into by and among Rubico Inc. ("Rubico" or the "Company") and Central Mare Inc. ("Manager"), as of January 22, 2026 with effective date of August 1, 2025, for the purpose of setting forth the terms pursuant to which the services of the Company’s executive officers and the persons filling certain other managerial and administrative positions of the Company will be provided by the Manager (the "Nominees").

It is hereby agreed as follows:

1.   Subject to terms and conditions of this Agreement, the Manager shall provide Nominees to serve in all positions required by the Company to run its business, vessel crew excluded. Indicatively, the Manager will provide Nominees for the positions of Chief Executive Officer and Chief Financial Officer as well as any other managerial and administrative position required by the Company on a when-required basis, subject to acceptance by the Company including, in the case of executive officers, appointment by resolution of the Company’s board of directors or any authorized committee thereof.

2.   Subject to the terms and conditions of this Agreement, the Manager’s employment with the Company shall be for the period from August 1, 2025 through July 31, 2026, (“the Term”) provided, however, that the Term shall be automatically extended for successive one year terms unless the Manager or the Company provides notice of non-renewal at least sixty (60) days prior to the expiration of the then applicable Term, or agree otherwise in writing.

3.   In consideration of the services of the Manager and the Nominees, the Manager shall receive a fee of USD 9,500, payable monthly in advance (the “Monthly Fee”) for the duration of the Term. Should the Agreement continue after the expiry of the Term, the Monthly Fee will be increased to USD 30,000. In addition, in the sole discretion of the board of directors of the Company or any authorized committee thereof, the Company may grant additional cash or equity incentive compensation in consideration of the services of the Nominees. The amount paid shall be net of any tax. The Monthly Fee above does not include the cost of travelling, telecommunications or any other necessary costs incurred by the Manager’s Nominees in the conduct of their duties. Such costs shall be billed to and paid directly by the Company.

4.   (a) The Company may immediately terminate the appointment of a Nominee for “Cause” (as defined herein). In such event, the Manager must provide a replacement Nominee within 4 weeks. For purposes of this Agreement, “Cause” shall include:

(i) willful or deliberate failure of the Nominee to perform their duties;

(ii) material breach of the terms of this Agreement by the Manager or by the Nominees;

(iii) dishonesty, willful misconduct or fraud in connection with the hiring of the Nominees by the Company the performance of their duties, or in any way related to the business of the Company;

(iv) conviction of the Nominees or a plea of nolo contendere (or the equivalent) to a felony or any crime involving moral turpitude;

(v) a Nominee engaging in conduct materially injurious to the business, reputation or goodwill of the Company; or

(vi) violation of applicable policies, practices and standards of behavior of the Company by the Nominees.

(b) In the event that a Nominee dies or becomes permanently disabled before the expiration of the term, the Manager- shall provide a new Nominee within 4 weeks.

(c) Except as provided in paragraph 3 and subparagraphs (b) and (e) of this paragraph, the Manager understands that it shall not be entitled to any further payments or benefits in the event of termination of the appointment of the Nominees.

(d) In the event that a Nominee serves also as a Director of the Company and is removed as a director by the shareholders of the Company in a general meeting, or the shareholders of the Company in general meeting shall fail to re-elect him as a Director of the Company, his appointment to all positions pursuant to this agreement shall automatically terminate with effect from the date of such removal or failure to re-elect and the Manager shall provide a new Nominee within 4 weeks.

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(e) On the termination of the appointment of any Nominee (howsoever arising) or on either the Company or the Manager having served notice of such termination, the Manager shall, at the request of the Company, ensure that the Nominees resign from all offices held by them in the Company, and forthwith deliver to the Company all confidential Information and all Company property such as, credit cards, keys and other property.

5.   In the event of a "Change in Control" (as defined herein), during the Term of this Agreement, the Manager shall be eligible to receive the compensation specified in paragraph (b), below, provided that the conditions of said paragraph are satisfied,

(a) For purposes of this Agreement, the term "Change of Control" shall mean the:

(i)
acquisition by any individual, entity or group (not including any affiliate of the Manager or any trust of which any affiliate of the Manager or any family member of any such affiliate is a beneficiary) of beneficial ownership of fifty percent (50%) or more of either (A) the then-outstanding shares of common stock of the Company or (B) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors;

(ii)	consummation of a reorganization, merger or consolidation of the Company or the sale or other disposition of all or substantially all of its assets; or

(iii)	approval by the shareholders of the Company of a complete liquidation or dissolution.

(b) following a Change of Control, this agreement shall be considered terminated with immediate effect and the Manager shall be entitled to receive a cash payment for all fees due and payable under the contract up until its expiry date, had it not been terminated, plus three years of the Monthly Fees payable under this agreement.

6. The Manager represents and warrants that as follows:
(a) Neither the Manager nor the Nominees are in breach of any agreement requiring the Manager or the Nominees to preserve the confidentiality of any information, client lists, trade secrets or other confidential information or any agreement not to compete or interfere with any prior employer, and that neither the execution of this letter nor the performance by the Manager or the Nominees of their obligations hereunder will conflict with, result in a breach of, or constitute a default under, any agreement to which they are a party or to which they may be subject;
(b) Neither the Manager nor the Nominees have taken and will not take any confidential information from any prior employer and will not use any such information in performing their obligations hereunder, but instead will rely on their generalized knowledge and skill in performing their services hereunder; and
(c) Neither the Manager nor the Nominees are the subject of any investigation by current employers; and neither the Manager nor the Nominees are a party in any litigation or arbitration proceeding related in any way to the Nominees’ current or prior employment.

7.   During the course of this agreement, the Manager will have access to information that is confidential and proprietary to the Company, each of its clients and prospective clients. Except in the performance of the Manager’s obligations under this Agreement or with the prior written consent of the Company, the Manager agrees that neither the Manager nor the Nominees will at any time disclose to any person or use for the Manager’s benefit or the benefit of others, any such information obtained by the Manager or the Nominees.

8.   As part of the consideration for the compensation and benefits paid under this agreement, and to protect the confidential and proprietary information that will be disclosed and entrusted to the Manager and the Nominees, the business good will of the Company that exists and will be developed, and the business opportunities that will be disclosed or entrusted to the Manager and the Nominees by the Company and as an additional incentive for the Company to enter into this agreement, The Manager and each Nominee appointed as an executive officer of the Company agree as follows:

(a)
For a period of two months after the termination of such Nominee’s appointment as an executive officer of the Company, the Manager and such Nominee agree that such Nominee will not, directly or indirectly, have any interest in, manage, operate or be employed in any capacity by any person, firm, corporation, partnership or business (whether as an employee, director, officer, partner, investor, advisor, consultant or otherwise) that engages in the leasing, purchase, sale, or chartering of commercial maritime vessels, other than the Manager or any affiliates of the Manager or any trust of which any affiliate of the Manager or any family member of any such affiliate is a beneficiary.

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(b)	During the period of such Nominee’s appointment as an executive officer of the Company and for two months thereafter, such Nominee agrees not to:

(i)
with respect to deals or transactions under consideration at the time of the termination of such Nominee’s appointment, solicit, induce or encourage any existing or potential client or counterparty to the Company to forego the proposed deal or transaction or to consummate the deal or transaction instead with another firm, company, business, partnership or enterprise, whether such Nominee is employed by that entity or not;

(ii)
hire, solicit, recruit, induce, procure or attempt to hire, solicit, recruit, induce or procure, directly or indirectly, any person who is an employee of the Company or Nominee under this agreement or who was such an employee or Nominee at any time during the year preceding the termination of such Nominee;

(c)
The Manager and such Nominee acknowledge that the foregoing limitations are reasonable under the circumstances and you represent that the fulfillment of the obligations set forth in this paragraph shall not cause such Nominee any substantial economic hardship or render you unemployable within the applicable industry.

9.   The Manager and the Nominees agree to deliver promptly on termination of their employment, or any other time on request by the Company, all property and equipment of the Company of any kind in the Manager’s or the Nominee’s possession or control.

10. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflicts of laws. If any dispute should arise concerning this Agreement, the interpretation of the terms of the Agreement or otherwise relating in any way to the terms and conditions of the Nominee’s employment or its termination, including any claim of statutory discrimination, the parties agree to submit the dispute to arbitration at JAMS Endispute in New York, New York before a panel of three (3) neutral arbitrators to be mutually agreed upon pursuant to JAMS. The expenses of such arbitration shall be borne equally by each of the parties. For injunctive relief, it is agreed that any court of competent jurisdiction also may entertain an application by either party. The parties further agree that no demand for punitive damages shall be made in any such arbitration proceeding and that the arbitrators shall not have the power to award punitive damages in any such proceedings. Any award of the arbitrators shall be final and binding, subject only to such right of review as may be provided under applicable law.

11. No failure by either party at any time to give notice of any breach by the other party, or to require compliance with any condition or provision of this Agreement shall be deemed a waiver of a similar or dissimilar provision or condition at the time or at any prior or subsequent time.

12. In the event that any provision or term of this Agreement is held to be invalid, prohibited or unenforceable for any reason, such provision or term shall be deemed severed from this Agreement without invalidating the remaining provisions, which shall remain in full force and effect.

13. The Manager agrees to keep this Agreement confidential and not to disclose its terms to any third parties unless required to do so by law or regulation, without the prior written consent of the Company. The Manager may, however, disclose the details of the employment and compensation arrangements to its shareholder and tax, accounting and legal advisors, provided that it receives their assurance in advance that they will not disclose those matters to any third party.

14. This Agreement contains the entire understanding between the parties on the subjects covered here and supersedes all prior agreements, arrangements and understandings, whether written or oral. The Manager represents that you have not relied on any statements, oral or written, not contained in this Agreement. This Agreement may not be changed orally, but only in writing signed by both parties.

15. This Agreement may be signed in separate counterparts, both of which together shall constitute an original instrument. The parties agree to accept a signed facsimile counterpart of this Agreement as a fully binding original.

SIGNATURE PAGE FOLLOWS

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ACCEPTED AND AGREED TO:

On behalf of Rubic Inc.

/s/ Nikolaos Papastratis
Name: Nikolaos Papastratis
Title: CFO

ACCEPTED AND AGREED TO:

On behalf of Central Mare Inc.

/s/ Alexandros Tsirikos
Name: Alexandros Tsirikos
Title: Director

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